Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
Consolidated Water Co. Ltd.:
We consent to the incorporation by reference in the registration statement (No. 333-10206) on Form S-8 of Consolidated Water Co. Ltd. of our reports dated March 13, 2007, with respect to the consolidated balance sheets of Consolidated Water Co. Ltd. as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders’ equity, and cash flows for the years then ended, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006, which reports appear in the December 31, 2006 annual report on Form 10-K of Consolidated Water Co. Ltd.
/s/ Rachlin Cohen & Holtz, LLP
Fort Lauderdale, Florida
March 16, 2007